SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
M (2003) PLC
(Exact name of Registrant as specified in its Charter)
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

M (2003) plc
Report and Financial Statements for the year ended 31 March 2005

Contents
1	Directors’ report

3	Statement of directors’ responsibilities

4	Independent auditors’ report to the members of M (2003) plc

5	Consolidated profit and loss account

6	Balance sheets

7	Consolidated cash flow statement

8	Consolidated statement of total recognised gains and losses

8	Reconciliation of movements in equity shareholders’ interests

8	Reconciliation of net cash flow to movements in net monetary funds/(debt)

9	Notes to the accounts

24	Notice of meeting

Directors’ report
The directors present their report and the financial statements of the Company for the year ended 31 March 2005.
Activities and prospects
Since 19 May 2003, neither the Company nor its remaining subsidiaries have operated or controlled any business activities.
In respect of the period from 1 April 2003 until 19 May 2003, the Company was the ultimate holding company for the Marconi Group; which designs and supplies telecommunications equipment and provides related services.
The Company ceased to be the ultimate holding company of the Marconi Group on 19 May 2003 when the schemes of arrangement of Marconi Corporation plc and the Company, pursuant to Section 425 of the Companies Act 1985, became effective. Trading in the Company’s shares on the London Stock Exchange ceased on 16 May 2003 and the Company’s shares were subsequently de-listed.
Pursuant to the Company’s scheme of arrangement (the Scheme), the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company will be liquidated or dissolved. There will be no circumstances in which any value will be returned to shareholders under the terms of the Scheme.
This report and the financial statements are being produced and distributed to shareholders to comply with the requirements of the Companies Act 1985, which continue to apply irrespective of the Scheme.
Results and dividends
The profit on ordinary activities after taxation during the year was £nil (2004: £2,555 million). Under the terms of the Scheme, no dividend is payable.
Political and charitable contributions
The Group made no political contributions during the year.
Directors and Scheme supervisors
The membership of the Board during the year was:
Mr R A Robinson
Mr C J Shaw
Mr J J White
On 19 May 2003, Mr R Heis and Mr P W Wallace, both of KPMG LLP, 8 Salisbury Square, London EC4Y 8BB, were appointed initial supervisors pursuant to the Scheme.

Directors’ report continued
Directors’ interests
The interests of the directors in the share capital of the Company are shown below.
Ordinary shares:

	At 1 April			At 31 March
Director	2004	Acquired	Disposed	2005

R A Robinson	11,442	—	—	11,442
C J Shaw	—	—	—	—
J J White	—	—	—	—

R A Robinson had the following interests in share options as a result of his previous employment within the Marconi Group, there are no circumstances under which any value will be attributable to these share options:

	At 1 April				At 31 March
	2004	Granted	Exercised	Lapsed	2005

The Marconi Launch Plan	1,000	—	—	—	1,000
The Marconi Long Term Incentive Plan	15,164	—	—	—	15,164

Total	16,164	—	—	—	16,164

Payment of creditors
In its previous role as the ultimate holding company of the Marconi Group, the Company had no revenue and no trade creditors. It is not, therefore, possible to provide statistics for the Company as required by the Companies Act 1985.
Auditors
In accordance with Section 384 of the Companies Act 1985, a resolution for the reappointment of Deloitte & Touche LLP as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.
Annual General Meeting
Notice of the 2005 Annual General Meeting is given on page 24.
By order of the Board
K D Smith
Secretary
Registered office:
8 Salisbury Square
London EC4Y 8BB
30 September 2005

Statement of directors’ responsibilities
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.
The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors’ report to the members of M (2003) plc
We have audited the financial statements of M (2003) plc for the year ended 31 March 2005 which comprise the consolidated profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders’ interests, the reconciliation of movements in net cash flow to movements in net monetary funds/(debt), the statement of accounting policies and the related notes 1 to 21. These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
As described in the statement of directors’ responsibilities, the Company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.
We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.
We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.
Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the result of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham
30 September 2005

Consolidated profit and loss account
For the year ended 31 March 2005

				2005		2004
	Note		£000	£000	£000	£000

Turnover

Group — Discontinued operations	2		—		168,000

	3			—		168,000
Operating loss
Group operating loss — Discontinued operations
Excluding goodwill amortisation and exceptional items			—		(37,946)
Goodwill amortisation			—		(13,210)
Operating exceptional items	5	a	—		(1,971)
Other operating expenses			(226)		—

	4			(226)		(53,127)

Group and joint venture operating loss before goodwill amortisation and exceptional items	3			(226)		(38,205)

Operating loss	3			(226)		(53,127)
Non-operating exceptional items
Gains on disposal of business	5	b		—		2,582,000
Net interest receivable	6			411		6,000
Net finance income
Group excluding exceptional items	7			—		21,000

Profit on ordinary activities before taxation	2–5			185
Excluding goodwill amortisation and exceptional items			—		(11,000)
Goodwill amortisation and exceptional items			—		2,566,873

				—		2,555,873
Tax charge on profit on ordinary activities
Excluding tax on goodwill amortisation and exceptional items	8	a		(185)		(1,000)

Profit on ordinary activities after taxation				—		2,554,873

Consolidated balance sheet
As at 31 March 2005

		2005	2004
	Note	£000	£000

Current assets
Debtors: amounts falling due within one year	12	136	90
Cash at bank and in hand	13	8,130	8,882

		8,266	8,972
Creditors: amounts falling due within one year	14	(414)	(1)

Net current assets		7,852	8,971

Total assets less current liabilities		7,852	8,971
Provisions for liabilities and charges		(7,852)	(8,971)

Net assets before retirement benefit surpluses and deficits	20	—	—

Net assets after retirement benefits surpluses and deficits		—	—

Capital and reserves
Called up equity share capital	16	139,651	139,651
Share premium account	16	506,349	506,349
Profit and loss account	16	(646,000)	(646,000)

Equity shareholders’ interests		—	—

These financial statements were approved by the Board of directors on 30 September and were signed on its behalf by:
R A Robinson
Director
Company balance sheet
As at 31 March 2005

		2005	2004
	Note	£000	£000

Fixed assets
Investments	11	—	—
Current assets
Debtors: amounts falling due within one year	12	136	90
Cash at bank and in hand	13	8,130	8,871

		8,266	8,961
Creditors: amounts falling due within one year	14	(425)	(1)

Net current assets		7,841	8,960

Total assets less current liabilities		7,841	8,960
Provisions for liabilities and charges		(7,841)	(8,960)

Net assets before retirement benefit surpluses and deficits	20	—	—

Net assets after retirement benefits surpluses and deficits		—	—

Capital and reserves
Called up equity share capital	16	139,651	139,651
Share premium account	16	506,349	506,349
Profit and loss account	16	(646,000)	(646,000)

Equity shareholders’ interests		—	—

These financial statements were approved by the Board of directors on 30 September and were signed on its behalf by:
R A Robinson
Director

Consolidated cash flow statement
For the year ended 31 March 2005

		2005	2004
	Note	£000	£000

Net cash (outflow)/inflow from operating activities before exceptional items	17a	(967)	39,000
Exceptional cash flows from operating activities	5c	—	(55,000)

Net cash outflow from operating activities after exceptional items:
Discontinued operations		(967)	(16,000)

Returns on investments and servicing of finance	17b	411	3,000
Tax paid	17c	(185)	(1,000)
Capital expenditure and financial investment	17d	—	(5,000)
Acquisitions and disposals	17e	—	(568,000)

Cash outflow before management of liquid resources and financing		(741)	(587)

Net cash inflow from management of liquid resources	17f	—	14,000
Net cash outflow from financing		—	(333,000)
Net cash outflow from changes in debt and lease financing	17g	—	(1,000)

Decrease in cash and net bank balances repayable on demand		(741)	(907,000)

Consolidated statement of total recognised gains and losses
For the year ended 31 March 2005

	2005	2004
	£000	£000

Profit on ordinary activities attributable to the shareholders
Group	—	2,554,873
Exchange differences on translation: Group	—	(12,000)

Total recognised gains and losses	—	2,542,873

Reconciliation of movements in equity shareholders’ interests
For the year ended 31 March 2005

	2005	2004
	£000	£000

Total recognised gains and losses	—	2,542,873

Total movement in the year	—	2,542,873
Equity shareholders’ interests at 1 April	—	(2,542,873)

Equity shareholders’ interests at the end of year	—	—

Reconciliation of net cash flow to movements in net monetary funds/(debt)
For the year ended 31 March 2005

		2005	2004
	Note	£000	£000

Decrease in cash and net bank balances repayable on demand		(741)	(907,000)
Net cash inflow from management of liquid resources		—	(14,000)
Net cash outflow from changes in debt and lease financing		—	1,000

		(741)	(920,000)
Net debt acquired with subsidiaries		—	(173,000)
Other non-cash changes		—	3,918,000
Effect of foreign exchange rate changes		—	10,000

Movement in net monetary debt in the year		(741)	2,835,000
Net monetary funds/(debt) at 1 April	18	8,871	(2,826,129)

Net monetary funds at the end of the year	18	8,130	8,871

Notes
Forming part of the financial statements
1 Restructuring

 Until 19 May 2003, the Company was the ultimate holding company for the Marconi Group. Under the schemes of arrangement of Marconi Corporation plc and the Company, pursuant to Section 425 of the Companies Act 1985 which became effective on 19 May 2003, Marconi Corporation plc issued new share capital and cancelled the old shares held by the Company. Therefore the Company ceased to be the ultimate holding company of the Marconi Group on 19 May 2003 and all activities have therefore been disclosed as discontinued. Trading in the Company’s shares on the London Stock Exchange ceased on 16 May 2003 and the Company’s shares were subsequently delisted.
On 19 May 2003 the Company as a result of the shares it held in Marconi Corporation plc being cancelled, divested fully of its interests in the Marconi Group for nil proceeds. This resulted in a gain of £3,386 million on the transfer of ownership of Marconi Group being equivalent to its consolidated net liabilities. On the same date, the scheme of arrangement of Marconi Corporation plc came into effect resulting in an £804 million receivable from the Marconi Group being waived by the Company and its subsidiary undertakings.
Pursuant to the Scheme, the remaining assets of the Company will be distributed over time to its creditors, following which it is intended that the Company will be liquidated or dissolved. There will be no circumstances in which any value will be returned to shareholders under the terms of the Scheme.
Consequently, the Group after 19 May 2003 consists of the Company and its subsidiaries, Ancrane, M Antsy Limited, M Nominees Limited, Photoniqa Limited and Yeslink Unlimited.
2 Accounting policies
The financial statements have been prepared in accordance with accounting standards applicable in the UK.

The more important Group accounting policies are summarised below to facilitate the interpretation of the financial statements.
Accounting convention
The financial statements are prepared under the historical cost accounting convention.
Basis of consolidation
The financial statements consolidate the accounts of the Company and all of its subsidiary undertakings (Group companies or subsidiaries). All inter-company balances and transactions have been eliminated upon consolidation.
All Group companies’ accounts have been prepared for the year ended 31 March 2005.
Turnover
Prior to the financial restructuring, turnover excludes VAT and comprises sales to outside customers. Revenue from product sales of hardware and software is recognised when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, customer acceptance has occurred, the Group’s price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue from services is recognised at the time of performance and acceptance by the customer.
Revenue from multiple element contracts is allocated based on the fair value of each individual element.
Revenue on long-term contracts is recognised under the percentage-of-completion method of accounting and is calculated based on the ratio of costs incurred to date compared with the total expected costs for that contract.
Currency translation
Prior to the financial restructuring, transactions denominated in foreign currencies are translated into the functional currency at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates ruling at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions as described below.
Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the year. Non-sterling net assets are translated at year end rates of exchange. Key rates used are as follows:

	Average rates		Year-end rates
	2005	2004	2005	2004

US dollar	1.8449	1.7023	1.8896	1.8379
Euro	1.4669	1.4435	1.4540	1.4956

The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to year end rates are taken to reserves.

Notes continued
2 Accounting policies continued
Acquisitions and disposals
The profit or loss on the disposal or closure of a previously acquired business includes the attributable amount of any purchased goodwill relating to that business not previously charged to the profit and loss account.
The results and cash flows relating to a business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition or up to the date of disposal.
Hedges of the net investment in overseas subsidiaries
The Group’s policy has been to finance its activities in the same currencies as those used for its foreign investments in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented by financing in the related currency.
Exchange gains or losses arising on the hedging borrowings are dealt with as movement in reserves, to the extent they offset losses or gains on the hedged investment.
Equity forward contracts
The Group has established three trusts for the purchase of shares and share-related instruments for the benefit of employees — the Marconi Employee Trust (MET), the GEC Employee Share Trust and the GEC Special Purpose Trust. These trusts from the 19 May 2003 are consolidated in the financial statements of the Marconi Corporation plc group.
The independent trustee of the MET, Bedell Cristin Trustees Limited (BCTL), entered into contracts (the Equity Forward Contracts) to hedge the potential cost of the Group’s share plans. These contracts were closed out on 19 May 2003. The agreed settlement amount of £35 million was classified as a provision within the Group’s balance sheet at 31 March 2003 and utilised in the year ended 31 March 2004.
Interest rate risk exposure
Prior to the financial restructuring, it has in the past been Group policy to hedge its exposure to movements in interest rates associated with its borrowing primarily by means of interest rate swaps. Payments and receipts under interest rate swap agreements specifically designated for hedging purposes are recorded in the profit and loss account on an accruals basis. Gains and losses arising on termination of hedging instruments where the underlying exposure remains are recognised in the profit and loss account over the remaining life of the hedging instrument.
Taxation
Taxation on profit on ordinary activities is that which has been paid or becomes payable in respect of the profits for the year. Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income or expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.
Investments
Unlisted fixed asset investments are stated at cost less provision for impairment in value.
Pensions and other post retirement benefits
The operating cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the Group’s operating profit or loss in the period that those benefits are earned by employees. The financial return expected on the pension schemes’ assets is recognised in the period in which they arise as part of finance income and the effect of the unwinding of the discounted value of the pension schemes liabilities is treated as part of finance costs. The changes in value of the pension schemes’ assets and liabilities are reported as actuarial gains or losses as they arise in the consolidated statement of total recognised gains and losses. The pension schemes’ surpluses, to the extent they are considered recoverable, or deficits are recognised in full and presented in the balance sheet net of any related deferred tax.
Share options
The costs of awarding shares under employee share plans are generally charged to the profit and loss account over the period to which the performance criteria relate. During the year to 31 March 2004 the profit and loss account has also been charged with interest arising on the Equity Forward Contract which hedges the share options. When share options granted lapse, any associated costs that were treated as cost of acquisition are credited to either goodwill, or to the profit and loss account if there is no remaining goodwill.

2 Accounting policies continued
Finance costs
Prior to the financial restructuring, finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.
3 Segmental information
Analysis of results and net assets/(liabilities) by class of business

	Profit/(loss) before tax		Turnover		( Net assets/(liabilities)
	2005	2004	2005	2004	2005	2004
	£000	£000	£000	£000	£000	£000

Discontinued operations	—	(37,946)	—	168,000	—	—

Goodwill and goodwill amortisation	—	(13,210)			—	—
Operating exceptional items (note 5a)	—	(1,971)			—	—
Other operating expenses	(226)	—			—	—

Operating profit/(loss)	(226)	(53,127)			—	—
Non-operating exceptional items (note 5b)	—	2,582,000			—	—
Net interest receivable/(payable) and interest bearing assets and liabilities	411	6,000			—	—
Net finance income/(expenditure)	—	21,000			—	—

Group operating profit	185	2,555,873			—	—

The Group previously divided its business into two segments: Core and Capital.
Capital comprises the businesses the Group managed for value and ultimately for disposal.
Goodwill arising on acquisitions was amortised over a period not exceeding 20 years. Separate components of goodwill were identified and amortised over the appropriate useful economic life.
Certain assets and liabilities cannot be allocated. These principally consist of taxation, retirement benefits and central provisions.
It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.
Analysis of turnover by class of business

	To customers in the		To customers
	United Kingdom		overseas
	2005	2004	2005	2004
	£000	£000	£000	£000

Capital and disposed business (including joint ventures)	—	42,000	—	126,000

Analysis of turnover by territory of destination

	2005	2004
	£000	£000

United Kingdom	—	42,000
The Americas	—	55,000
Rest of Europe	—	58,000

Africa, Asia and Australasia	—	13,000

	—	168,000

Analysis of segment turnover by product grouping

	2005	2004
	£000	£000

Capital and disposed businesses	—	168,000

Notes continued
3 Segmental information continued
Analysis of operating loss before goodwill amortisation and exceptional items, turnover and net assets by territory of origin

	Operating loss		Turnover		Net assets/(liabilities)
	2005	2004	2005	2004	2005	2004
	£000	£000	£000	£000	£000	£000

United Kingdom	(226)	(20,103)	—	58,000	—	—
The Americas	—	1,055	—	62,000	—	—
Rest of Europe	—	(17,059)	—	34,000	—	—
Africa, Asia and Australasia	—	(2,098)	—	14,000	—	—

	(226)	(38,205)	—	168,000	—	—

4 Group operating loss

Year to 31 March 2005
Pre-
	exceptional	Exceptional
	items	items	Discontinued
	£000	£000	£000

Turnover	—	—	—
Cost of sales	—	—	—

Gross profit	—	—	—
Selling and distribution expenses	—	—	—

Administrative expenses — other	(226)	—	(226)
Research and development	—	—	—
Goodwill amortisation	—	—	—

Administrative expenses — total	(226)	—	(226)
Other operating expenses	—	—	—

Operating loss	(226)	—	(226)

	Year to 31 March 2004
	Pre-
	exceptional	Exceptional
	items	items	Discontinued
	£000	£000	£000

Turnover	168,000	—	168,000
Cost of sales	(137,000)	1,000	(136,000)

Gross profit	31,000	1,000	32,000
Selling and distribution expenses	(26,946)	—	(26,946)

Administrative expenses — other	(12,000)	(2,971)	(14,971)
Research and development	(30,000)	—	(30,000)
Goodwill amortisation	(13,210)	—	(13,210)

Administrative expenses — total	(55,210)	(2,971)	(58,181)

Operating loss	(51,156)	(1,971)	(53,127)

Exceptional items are shown in further detail in note 5.
The Group ceased to own Marconi Corporation plc and its subsidiaries on 19 May 2003, all activities have been treated as discontinued. Further information on disposals is provided in note 19(b).

5 Exceptional items
These charges have been analysed as follows:
a Operating exceptional items

		2005	2004
		£000	£000

Restructuring costs included in cost of sales	(i)	—	1,000
Impairment of goodwill and tangible fixed assets	(ii)	—	2,029
Restructuring and reorganisation costs	(iii)	—	(5,000)

Total operating exceptional items (excluding associates)		—	(1,971)

(i) In the year ended 31 March 2004 £1 million was credited to restructuring costs. This related to the outsource of certain manufacturing operations.
(ii) In the year ended 31 March 2004 £2 million was released to the profit and loss account in relation to onerous contracts representing certain liabilities to which the Group was committed as a result of operational restructuring.
(iii) In the year ended 31 March 2004 as part of the Group’s cost reduction actions, a charge of £5 million was recorded.
Analysis by segment

	2005	2004
	£000	£000

Capital and disposed businesses	—	(1,971)

United Kingdom	—	(1,971)
The Americas	—	—
Rest of Europe	—	—
Africa, Asia and Australasia	—	—

	—	(1,971)

b Non-operating exceptionals

	2005	2004
	£000	£000

Gain/(loss) on disposal of businesses	—	2,582,000

Included in non-operating exceptional items	—	2,582,000

c Exceptional cash flows

	2005	2004
	£000	£000

Operating
ESOP settlement	—	(35,000)
Restructuring	—	(20,000)

	—	(55,000)

Non-operating
Scheme consideration	—	(333,000)

Notes continued
6 Net interest receivable

	2005	2004
	£000	£000

Interest receivable
Loans and deposits	363	6,000
Foreign exchange gain	48	—

Interest receivable	411	6,000

7 Net finance income/(expenditure)

	2005	2004
	£000	£000

Finance costs
Interest on pension scheme liabilities (see note 20)	—	(19,000)

Finance income
Gain on unhedged foreign exchange borrowings	—	22,000
Expected return on pension scheme assets (note 20)	—	18,000

Finance income	—	40,000

Net finance income/(expenditure)	—	21,000

8 Taxation
a Analysis of charge in period

	2005	2004
	£000	£000

UK corporation tax
Corporation tax at 30% (31 March 2004: 30%)	123	—
UK under provision in respect of prior years	62	—
Overseas current tax on income	—	1,000

	185	1,000

Deferred taxation
Changes arising from:
Timing differences — origination and reversal	—	—
Estimated recoverable amount of deferred tax assets	—	—

Total current tax	185	1,000

b Reconciliation of current taxation charge for the year

	2005	2004
	£000	£000

Profit before tax	185	2,555,873

Tax charge on profit a standard rate of 30% (31 March 2004: 30%)	56	766,762
Non deductible goodwill impairment, amortisation and other similar items	—	(765,762)
Expenses not deductible for tax purposes	67	—
Net under provision for prior years	62	—

Current tax charge for the year	185	1,000

The standard rate is calculated based on the locally enacted statutory rates in the jurisdictions in which the Group operates.
c Factors that may affect future tax charges
There are no factors which may affect future tax charges.

9 Equity dividends
The directors do not propose any dividends for the year ending 31 March 2005. No dividends were declared during the year to 31 March 2004.
10 Employees
a Directors’ remuneration

	2005	2004
	£000	£000

Directors emoluments	48	338
Company contributions to money purchase pension schemes	—	61
Amounts paid to third parties in respect of directors’ services	—	7

The aggregate of emoluments of highest paid director were £23,834 (31 March 2004: £113,000). None of the directors received any compensation in the fiscal year 2005 in respect of any pension or defined benefit scheme.
b Average monthly number of employees by sector

	2005	2004
	Number	Number

Capital and disposed businesses	—	2
Group employees	—	2

c Staff costs

	2005	2004
	£000	£000

Wages and salaries	—	73,000
Social security costs	—	10,000
Other pension costs	—	1,000

	—	84,000

United Kingdom	—	27,000
The Americas	—	27,000
Rest of Europe	—	25,000
Africa, Asia and Australasia	—	5,000

	—	84,000

d Share options
At 31 March 2005 options were still outstanding in respect of the Company’s ordinary shares of 5p under the Company’s options schemes:

				Date
	Number	Amount	Subscription	normally
	of shares	of shares	price	exercised

The Marconi Launch Share Plan	19,589,228	1.0	—	2002—2006
The MSI 1995 Stock Option Plan	144,164	—	3—274p	2002—2008
The MSI 1999 Stock Option Plan	2,386,061	0.1	212—957p	2002—2010
The Marisposa Technology, Inc 1988 Employee Incentive Plan	320,684	—	9—56p	2002—2010
Long Term Incentive Plan	61,963	—	—	2002—2003

The directors’ interests as defined by the Companies Act 1985 (which include trustee holdings and family interests incorporating holdings of minor children) in shares in the Company and its subsidiaries are set out in the directors’ report.

Notes continued
11 Fixed asset investments

Interests in
associated
undertakings
£000

Group
Cost
At beginning and end of the year	—

Net book value
As at 31 March 2005	—

As at 31 March 2004	—

			Class and
			percentage
	Country of	Principal	of ordinary
Undertakings	incorporation	activity	shares held

Ancrane	England and Wales	Non-trading	100%
M Ansty Limited	England and Wales	Dormant	100%
M Nominees Limited	England and Wales	Dormant	100%
Photoniqa Limited	England and Wales	Dormant	100%
Yeslink Unlimited*	England and Wales	Dormant	100%

*	Yeslink Unlimited is a subsidiary of Photoniqa Limited
GEC Reconstructions Limited was dissolved in June 2004 and is therefore no longer classed as an investment. (2004: GEC Reconstructions Limited was a 50% investment.)
12 Debtors

	Group		Company
	2005	2004	2005	2004
	£000	£000	£000	£000

Amounts falling due within one year:
Other debtors	136	90	136	90

13 Cash at bank and in hand

	Group		Company
	2005	2004	2005	2004
	£000	£000	£000	£000

Cash at bank and in hand	8,130	8,882	8,130	8,871

14 Creditors

	Group		Company
	2005	2004	2005	2004
	£000	£000	£000	£000

Accruals	229	1	229	1
Taxation	185	—	185	—
Amounts owed to group companies	—	—	11	—

	414	1	425	1

15 Provisions for liabilities and charges

	Other	Total
	£000	£000

At 1 April 2004	8,960	8,960
Utilised	(1,108)	(1,108)

At 31 March 2005	7,852	7,852

a Maturity of provisions for liabilities and charges is as follows:

At 31 March
2005
£000

Within one year	700
In second to fifth years	7,152

7,852

The provision at 31 March 2005 covers the estimated costs relating to the scheme of arrangement.
16 Equity shareholders’ interests
a Share capital

	Number of shares	£

Fully paid ordinary shares of 5p each
Shares allotted at 1 April 2004	2,793,011,951	139,650,598

Shares allotted at 31 March 2005	2,793,011,951	139,650,598
Unissued ordinary shares	3,206,988,049	160,349,402

Authorised	6,000,000,000	300,000,000

b Group reserves

	Share		Profit and
	premium	Capital	and loss
	account	reserves	account	Total
	£000	£000	£000	£000

At 1 April 2004 and 31 March 2005	506,349	—	(646,000)	(139,651)

The amount in the profit and loss reserve relating to the defined benefit liability is £nil (31 March 2004: £nil liability).
c Company reserves

	Share	Profit and
	premium	and loss
	account	account	Total
	£000	£000	£000

At 1 April 2004 and 31 March 2005	506,349	(646,000)	(139,651)

Pursuant to Section 230 of the Companies Act 1985 the Company is not presenting its own profit and loss account in addition to the consolidated profit and loss account. The profit of the Company for the financial year amounted to £nil (2004: profit £162 million).

Notes continued
17 Cash flow
a Net cash inflow from operating activities

	2005	2004
	£000	£000

Discontinued operations
Group operating loss after exceptionals	(226)	(53,127)
Operating exceptionals	—	1,971

Group operating loss before exceptionals	(226)	(51,156)
Depreciation charge	—	10,000
Goodwill amortisation	—	13,210
Decrease in stock	—	1,000
(Increase)/decrease in debtors	(46)	100,000
Increase/(decrease) in creditors	413	(26,054)
Decrease in provisions	(1,108)	(8,000)

	(967)	39,000

b Returns on investments and servicing of finance

	2005	2004
	£000	£000

Discontinued operations
Income from loans, deposits and investments	—	4,000
Interest received	411	—
Interest paid	—	(1,000)

	411	3,000

c Tax paid

	2005	2004
	£000	£000

Discontinued operations
UK corporation tax repaid	(185)	—
Overseas tax paid	—	(1,000)

	(185)	(1,000)

d Capital expenditure and financial investment

	2005	2004
	£000	£000

Discontinued operations
Purchases of tangible fixed assets	—	(5,000)

e Acquisitions and disposals

	2005	2004
	£000	£000

Discontinued operations
Net overdraft disposed with subsidiary companies	—	(568,000)

f Net cash inflow from management of liquid resources
Comprising term deposits generally of less than one year and other readily disposable current asset investments

	2005	2004
	£000	£000

Discontinued operations
Deposits withdrawn from banks and similar financial institutions	—	14,000

g Net cash outflow from financing

	2005	2004
	£000	£000

Discontinued operations
Decrease in bank loans	—	(1,000)

18 Analysis of net monetary debt

Acquisitions/
			disposals	Non-cash
			(excluding	changes re	Other	Exchange
	At 1 April		cash and	scheme of	non-cash	rate	At 31 March
	2004	Cash flow	overdrafts)	arrangement	changes	adjustment	2005
	£000	£000	£000	£000	£000	£000	£000

Cash at bank and in hand	8,871	(741)	—	—	—	—	8,130
Overdrafts	—	—	—	—	—	—	—

Liquid resources	—	—	—	—	—	—	—

Amounts falling due within one year
Bank loans	—	—	—	—	—	—	—
Bonds	—	—		—	—	—	—
Finance leases	—	—	—	—	—	—	—
Amounts falling due after more than one year
Bank loans	—	—	—	—	—	—	—

Finance leases	—	—	—	—	—	—	—

	8,871	(741)	—	—	—	—	8,130

19 Acquisitions and disposals
a Investments in subsidiary companies
No subsidiaries were acquired in the year ended 31 March 2005. GEC Reconstructions Limited was dissolved in March 2004.
b Sales of interests in subsidiaries

	2005	2004
	Marconi	Marconi
	Corporation	Corporation
	Group	Group
	£000	£000

Net (liabilities)/assets sold:
Tangible fixed assets	—	232,000
Investments in joint ventures, associates and other investments	—	64,000
Inventory	—	237,000
Debtors	—	526,000
Net cash/(overdrafts)	—	1,117,000
Borrowings (excluding overdrafts)	—	(4,722,222)
Taxation	—	—
Creditors and provisions	—	(1,062,000)
Finance lease creditors	—	(3,000)
Goodwill	—	580,000
Minority interests	—	(3,000)
Retirement benefit deficit	—	(352,000)

	—	(3,386,222)

Accounted for by:
Amounts waived on scheme of arrangement	—	804,222

Profit on disposal	—	2,582,000

On 19 May 2003 the Company as a result of the shares it held in Marconi Corporation plc being cancelled, divested fully of its interests in the Marconi Group for nil proceeds. This resulted in a gain of £3,386 million on the transfer of ownership of Marconi Corporation plc being equivalent of its consolidated net liabilities. On the same date, the scheme of arrangement of Marconi Corporation plc came into effect resulting in £804 million receivable from the Marconi Group being waived by the Company and its subsidiary undertakings.

Notes continued
20 Post retirement benefits
On 19 May 2003 the Company and its then subsidiary, Marconi Corporation plc, entered into schemes of arrangement, as described in note 1. As a result of this, the pension schemes are not part of the M (2003) plc Group as at 31 March 2005. Further, the pension schemes have always been, and remain, liabilities of the Marconi Group.
The Marconi businesses previously held by the Group operated defined benefit pension plans in the UK, US and Europe, and post retirement benefit plans in the US. The most significant plan is the GEC 1972 Plan (the UK Plan) in the UK. A full actuarial valuation for the UK Plan was carried out as at 5 April 2002 and a valuation for accounting purposes was carried out as at 31 March 2003 by independent qualified actuaries.
For the US Plans, full valuations were carried out at dates between 1 January 2002 and 31 March 2003 and updated as applicable to 31 March 2003 by independent qualified actuaries.
For European unfunded plans, valuations were carried out for accounting purposes at 31 March 2003 by independent qualified actuaries.
The contributions made to the plans in the accounting period totalled £nil (31 March 2004: £2 million). For the unfunded pension plans and the post retirement medical plans, payments are made when the benefits are provided.
The Group assumptions used by the actuaries to determined the liabilities on a FRS 17 basis at 31 March 2003 for the significant defined benefit plans are set out below:
As at 19 May 2003 the actuarial assumptions were unchanged from 31 March 2003.

	At 31 March 2003
Average assumptions used	UK (% pa)	Rest of the world (% pa)

Rate of general increase in salaries	4.50%	4.17%
Rate of increase in pensions in payment	2.50%	1.50%
Rate of increase for defined pensioners	2.50%	N/A
Rate of credited interest	4.00%	N/A
Discount rate applied to liabilities	5.25%	6.00%
Inflation assumption	2.50%	2.22%
Expected healthcare trend rates	N/A	12% pre and post 65, reducing to 6% after 2012
Expected prescription drug trend rates	N/A	15% reducing to 6% after 2012

The UK Plan provided benefits to members on the best of three bases. One of the bases was a money purchase underpin in which credited interest was applied to a percentage of members’ contributions. The practice was revised further between 31 March 2002 and 31 March 2003. The discretionary level of credited interest has been treated as a constructive obligation.
The assets in the UK Plan and the expected rates of return are:

	Long-term		Long-term		Long-term
	expected	Value at	expected	Value at	expected	Value at
	rate of	31 March	rate of	31 March	rate of	31 March
	return	2005	return	2004	return	2003
	%	£000%		£000%		£000

Equities	—	—	—	—	825	497,000
Bonds	—	—	—	—	4.84	1,702,000
Other	—	—	—	—	6.75	111,000
Cash	—	—	—	—	4.00	30,000

Total market value of assets	—	—	—	—	5.65	2,340,000

Present value of plan liabilities		—		—		(2,535,000)

Net pension liability before deferred tax		—		—		(195,000)

Deferred tax liability		—		—		—

Net pension liability after deferred tax		—		—		(195,000)

20 Post retirement benefits continued
The assets in the overseas plans and the expected rates of return were:

	Long-term		Long-term		Long-term
	expected	Value at	expected	Value at	expected	Value at
	rate of	31 March	rate of	31 March	rate of	31 March
	return	2005	return	2004	return	2003
	%	£000%		£000%		£000

Equities	—	—	—	—	10.00	64,512
Bonds	—	—	—	—	6.00	59,303
Other	—	—	—	—	9.00	10,162

Total market value of assets	—	—	—	—	8.15	133,977

Present value of plan liabilities		—		—		(263,222)

Net pension liability before deferred tax		—		—		(129,245)

Deferred tax liability		—		—		—

Net pension liability after deferred tax		—		—		(129,245)

	Value at	Value at	Value at
	31 March	31 March	31 March
	2005	2004	2003
	£000	£000	£000

Other post retirement benefits
Present value of plan liabilities and net pension liability before deferred tax	—	—	(29,083)
Deferred tax asset	—	—	—

Net pension liability after deferred tax	—	—	(29,083)

Analysis of the amount charged to operating loss

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Current service cost	—	—	—	—	2,000	1,000	—	3,000	24,000	10,000	—	34,000
Past service cost	—	—	—	—	—	—	—	—	—	—	(1,000)	(1,000)

Total service costs	—	—	—	—	2,000	1,000	—	3,000	24,000	10,000	(1,000)	33,000

Analysis of other amounts charged to profit and loss account

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

(Gain)/loss on settlements	—	—	—	—	—	—	—	—	—	(32,873)	—	(32,873)
Gain on curtailments	—	—	—	—	—	—	—	—	(19,100)	2,728	(4,900)	(21,272)

Net (gain)/loss charged to
profit and loss account	—	—	—	—	—	—	—	—	(19,100)	(30,145)	(4,900)	(54,145)

Of the amounts above £nil (2004: £nil) was credited to non-operating items and £nil (2004: £nil) was debited to operating profit.

Notes continued
20 Post retirement benefits continued
Analysis of the amount credited to other finance income

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Expected return on pension scheme assets	—	—	—	—	(17,000)	(1,000)	—	(18,000)	(144,100)	(13,438)	—	157,538
Interest on pension scheme liabilities	—	—	—	—	17,000	2,000	—	19,000	144,000	16,609	2,148	162,757

Total finance cost/(income)	—	—	—	—	—	1,000	—	1,000	(100)	3,171	2,148	5,219

Net (income)/cost	—	—	—	—	2,000	2,000	—	4,000	4,900	(15,974)	(3,752)	(14,826)

The net (income)/cost represents the operating charge plus curtailment and settlement gains and losses plus finance cost/(income).
Analysis of amount recognised in the consolidated statement of total recognised gains and losses (STRGL)

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Expected return less actual return on pension scheme assets losses	—	—	—	—	—	—	—	—	147,300	30,533	—	177,833
Experience losses and (gains) arising on the scheme liabilities	—	—	—	—	—	—	—	—	(4,000)	3,446	(5,717)	(6,271)
Changes in assumptions underlying the present value of the scheme liabilities losses	—	—	—	—	—	—	—	—	66,000	24,041	8,172	98,213

Actuarial loss recognised in STRGL	—	—	—	—	—	—	—	—	209,300	58,020	2,455	269,775

The main element of the amount recognised in the STRGL in 2003 resulted from the difference between the actual rate of return and expected rate of return on the plans’ assets. Actual investment returns in the UK and US plans fell well below expected investment returns resulting in substantial asset losses.
The second largest element was gains and losses resulting from changes in assumptions underlying the present value of the plans’ liabilities. This resulted principally from the changes in assumptions used at each period end for the Plan. These changes in assumptions resulted in an increase in the present value of liabilities at 31 March 2003.
Movement in (deficit)/surplus during the year

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

(Deficit)/surplus at the beginning of the year	—	—	—	—	(195,000)	(129,000)	(29,000)	(353,000)	(7,000)	(81,000)	(38,000)	(126,000)
Movement in year:
Current service cost	—	—	—	—	(2,000)	—	—	(2,000)	(24,400)	(10,349)	—	(34,749)
Past service cost	—	—	—	—	—	—	—	—	—	—	975	975
Contributions and benefit payments	—	—	—	—	1,000	1,000	—	2,000	25,500	7,068	3,998	36,566
Settlement gain	—	—	—	—	—	—	—	—	—	32,873	—	32,873
Curtailment gain/(loss)	—	—	—	—	—	—	—	—	19,100	(2,728)	4,900	21,272
Other finance income/(charge)	—	—	—	—	—	—	—	—	—	(4,171)	(2,148)	(6,319)
Actuarial loss	—	—	—	—	—	—	—	—	(209,300)	(58,020)	(2,455)	(269,775)
Foreign exchange	—	—	—	—	—	—	1,000	1,000	—	(13,000)	3,000	(10,000)
Transfer on scheme of arrangement	—	—	—	—	196,000	128,000	28,000	352,000	—	—	—	—

Deficit at the end of the year included in the Group account	—	—	—	—	—	—	—	—	(196,100)	129,327	(29,730)	(355,157)

20 Post retirement benefits continued
The net (deficit) or surplus before deferred taxation is analysed by jurisdiction as follows:

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000

Deficits	—	—	—	—	—	—	—	—	(195,000)	(129,326)	(28,730)	(353,056)

Net deficit at the end of the year	—	—	—	—	—	—	—	—	(195,000)	(129,326)	(28,730)	(353,056)

History of experience gains and losses

	2005				2004				2003
		Rest of	Post			Rest of	Post			Rest of	Post
	UK	the world	retirement		UK	the world	retirement		UK	the world	retirement
	pension	pension	medical		pension	pension	medical		pension	pension	medical
	plan	plans	plans	Total	plan	plans	plans	Total	plan	plans	plans	Total

Difference between the expected and actual return on scheme assets losses:
Amount (£000)	—	—	—	—	—	—	—	—	147,300	30,533	—	177,833
Percentage of scheme assets (%)	—	—	—	—	—	—	—	—	6.3%	23.1%	—	7.2%
Amount (£000)	—	—	—	—	—	—	—	—	(4,000)	3,446	(5,717)	(6,271)
Percentage of the present value of the scheme liabilities (%)	—	—	—	—	—	—	—	—	(0.2)%	1.1%	(20.7)%	(0.3)%
Total amount recognised in statement of total recognised gains and losses:
Amount (£000)	—	—	—	—	—	—	—	—	209,300	58,019	2,455	268,775
Percentage of the present value of the scheme liabilities (%)	—	—	—	—	—	—	—	—	8.2%	22.1%	6.9%	9.5%

21 Other information
a Contingent liabilities
Contingent liabilities relate mainly to the cost of legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group.
The Group is engaged in a number of legal proceedings relating to class shareholder actions, patent and other claims under contracts and in respect of a dispute in relation to the purchase of a shareholding.
b Operating leases

	Group		Company
	2005	2004	2005	2004
	£000	£000	£000	£000

Charges in the year
Land and buildings	—	4,000	—	—
Other items	—	1,000	—	—

	—	5,000	—	—

c Fees paid to auditors

	Group		Company
	2005	2004	2005	2004
	£000	£000	£000	£000

Audit services	35	75	35	75

None of the above costs have been charged to expenditure in either 2005 or 2004.

Notice of meeting
Notice is hereby given that the ANNUAL GENERAL MEETING of M (2003) plc will be held at The New Connaught Rooms, 61—65 Great Queen Street, London WC2B 5DA on Monday, 5 December 2005 at 11.00am for the following purposes:
Ordinary business
1.	To receive the accounts and the reports of the directors and the auditors thereon, for the year ended 31 March 2005. (Resolution 1)

2.	To reappoint Mr C J Shaw as a director of the Company. (Resolution 2)

3.	To reappoint Deloitte & Touche LLP as auditors of the Company. (Resolution 3)

4.	To authorise the directors to determine the auditors’ remuneration. (Resolution 4)
By Order of the Board
M (2003) plc
K D Smith
Company Secretary
8 Salisbury Square
London EC4Y 8BB
30 September 2005
Notes:
1.	A Member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Member. The enclosed form of proxy should be lodged with the Registrar not less than 48 hours before the time of the meeting. The lodging of a proxy form will not preclude a Member from attending the meeting.

2.	For the purposes of regulation 41 of the Uncertificated Securities Regulations 2001, the Members entitled to attend and vote at the Annual General Meeting shall be those entered in the Company’s Register of Members at 11.00am on 3 December 2005. Any subsequent changes to the Register shall be disregarded in determining the rights of any person to attend and vote at the meeting in person.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M (2003) PLC
By:	/s/ K Smith
	Name:	K Smith

Date: October 28, 2005